January 6, 2025

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted December 13, 2024
           CIK No. 0002013649
Dear Junjie Zhang:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure that you submitted the initial filing materials to the CSRC in connection with this offering on March 11, 2024. Please update this disclosure with the current status of your submission.
 January 6, 2025
Page 2
General

2. We note from your disclosure at page 26 that growth in certain of your performance metrics, such as same-store GMV, has started to slow and/or decline as you "have continued to scale and expand the density of [y]our store network across China." We further note that the number of teahouses "currently in development" has decreased, whereas prior amendments showed an increase in such figure. Where you discuss your rapid expansion and high growth rates within recent periods, including at pages
       25 and 118, please contextualize these statements by explaining that certain measurements have started to normalize and/or decline as your store network densifies. Please update your statement at page 118 that you "currently plan to expand our teahouse network in China throughout 2024, with a projected increase of store count similar to that of 2023" to reflect your current expectations regarding expansion of your stores and business.

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Li He